

July 2, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Themes ETF Trust
        Issuer CIK: 0001976322
        Issuer File Number: 333-271700/811-23872
        Form Type: 8-A12B
        Filing Date: July 2, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and Leverage Shares 2X Long AAPL Daily ETF, Leverage Shares 2X Long AMZN Daily ETF, Leverage Shares 2X Long GOOGL Daily ETF, Leverage Shares 2X Long META Daily ETF, Leverage Shares 2X Long JBL Daily ETF and Leverage Shares 2X Long VIAV Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications